SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)
                                (Amendment No. 5)


                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)



                             Multimedia Games, Inc.
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                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)


                                  625-453-10-5
         --------------------------------------------------------------
                                 (CUSIP Number)


                               Emanuel R. Pearlman
                        Liberation Investment Group, LLC
                           900 Third Avenue, Suite 1000
                               New York, NY 10022
                                 (212) 832-5100
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 With a copy to:
                              Dennis J. Block, Esq.
                        Cadwalader, Wickersham & Taft LLP
                           One World Financial Center
                               New York, NY 10281
                                 (212) 504-5555


                                December 23, 2008
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1       NAME OF REPORTING PERSON
        Liberation Investments L.P.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)|_|
                                                              (b)|X|

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3       SEC USE ONLY

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4       SOURCE OF FUNDS (See Instructions)
        WC

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5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)   |_|

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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

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                        7       SOLE VOTING POWER
                                0

                        --------------------------------------------------------
      NUMBER OF         8       SHARED VOTING POWER
        SHARES                  1,543,418
     BENEFICIALLY
       OWNED BY         --------------------------------------------------------
         EACH           9       SOLE DISPOSITIVE POWER
      REPORTING                 0
        PERSON
         WITH           --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                1,543,418

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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,543,418

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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)   |_|

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.80%*

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14        TYPE OF REPORTING PERSON (See Instructions)
          PN

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* This percentage is calculated based on the 26,628,571 shares of Common Stock outstanding as of December 8, 2008, as reported in the Company's Form 10-K, filed on December 15, 2008.

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1       NAME OF REPORTING PERSON
        Liberation Investments Ltd.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)|_|
                                                              (b)|X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        WC

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)   |_|

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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Cayman Islands

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                        7       SOLE VOTING POWER
                                0

                        --------------------------------------------------------
      NUMBER OF         8       SHARED VOTING POWER
        SHARES                  767,909
     BENEFICIALLY
       OWNED BY         --------------------------------------------------------
         EACH           9       SOLE DISPOSITIVE POWER
      REPORTING                 0
        PERSON
         WITH           --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                767,909

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          767,909

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)   |_|

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.88%*

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14        TYPE OF REPORTING PERSON  (See Instructions)
          CO

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* This percentage is calculated based on the 26,628,571 shares of Common Stock outstanding as of December 8, 2008, as reported in the Company's Form 10-K, filed on December 15, 2008.

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON

        Liberation Investment Group LLC

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)|_|
         (See Instructions)                                   (b)|X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        N/A

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5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

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                        7       SOLE VOTING POWER
                                0

                        --------------------------------------------------------
      NUMBER OF         8       SHARED VOTING POWER
        SHARES                  2,311,327
     BENEFICIALLY
       OWNED BY         --------------------------------------------------------
         EACH           9       SOLE DISPOSITIVE POWER
      REPORTING                 0
        PERSON
         WITH           --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                2,311,327

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,311,327

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)   |_|

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.68%*

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14        TYPE OF REPORTING PERSON  (See Instructions)
          OO,IA

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* This percentage is calculated based on the 26,628,571 shares of Common Stock outstanding as of December 8, 2008, as reported in the Company's Form 10-K, filed on December 15, 2008.

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON

        Emanuel R. Pearlman

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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)|_|
                                                              (b)|X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        N/A

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5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)   |_|

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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

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                        7       SOLE VOTING POWER
                                20,000

                        --------------------------------------------------------
      NUMBER OF         8       SHARED VOTING POWER
        SHARES                  2,311,327
     BENEFICIALLY
       OWNED BY         --------------------------------------------------------
         EACH           9       SOLE DISPOSITIVE POWER
      REPORTING                  20,000
        PERSON
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                2,311,327

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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,331,327

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)   |_|

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.75%*

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14        TYPE OF REPORTING PERSON
          IN, HC (See Instructions)

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* This percentage is calculated based on the 26,628,571 shares of Common Stock outstanding as of December 8, 2008, as reported in the Company's Form 10-K, filed on December 15, 2008.

INTRODUCTION

This Amendment No. 5 (this "Amendment") relates to the Schedule 13D filed on behalf of (i) Liberation Investments, L.P., a Delaware limited partnership ("LILP"); (ii) Liberation Investments, Ltd., a private offshore investment corporation ("LILtd"); (iii) Liberation Investment Group, LLC, a Delaware limited liability company and general partner of LILP and discretionary investment adviser to LILtd ("LIGLLC"); and (iv) Emanuel R. Pearlman, as Chief Executive Officer and majority member of LIGLLC (collectively, the "Reporting Persons"), with the Securities and Exchange Commission (the "SEC") on May 30, 2006, as amended by Amendment No. 1 filed with the SEC on June 30, 2006, Amendment No. 2 filed with the SEC on August 7, 2006, Amendment No. 3 filed with the SEC on August 30, 2006 and Amendment No. 4 filed with the SEC on October 24, 2006 (the "Schedule 13D"), relating to shares of common stock, $0.01 par value per share ("Common Stock"), of Multimedia Games, Inc., a Texas corporation (the "Company").

Items 2, 3, 4, 5 and 6 of the Schedule 13D are hereby amended to add the following:

Item 2.     Identity and Background.

      (b) The business address for each of LILP, LILtd, LIGLLC and Mr. Pearlman is 900 Third Avenue, Suite 1000, New York, NY 10022.

Item 3.     Source of Funds.

      The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by the Reporting Persons is $23,911,409.44. The source of funds for this consideration was working capital of LILP and LILtd. In addition, Mr. Pearlman has been issued stock options by the Company in connection with his service as a member of the board of directors of the Company.

Item 4.     Purpose of Transaction.

      On December 23, 2008, LIGLLC notified the investors of LILP and LILtd that LILP and LILtd currently expect to distribute to each investor their proportionate share of the Common Stock owned by LILP and LILtd. LIGLLC currently expects the distribution to be made on or about December 31, 2008 or as soon thereafter as practicable.

      While LILP and LILtd currently intend to make the distribution, the Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Company, including, but not limited to, deciding not to make the aforementioned distribution and instead, dispose of the Common Stock in the open market, in private transactions, or otherwise.

      Except as set forth above, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.           Interest in Securities of the Issuer.

      (1) As of the date hereof, the Reporting Persons have the following interest in the securities of the Company:

            (i) LILP beneficially owns 1,543,418 shares of Common Stock and is the beneficial owner of 5.80% of the Common Stock.

            (ii) LILtd beneficially owns 767,909 shares of Common Stock and is the beneficial owner of 2.88% of the Common Stock.

            (iii) LIGLLC, as the sole general partner of LILP and the sole investment advisor to LILtd, beneficially owns 2,311,327 shares of Common Stock and is the beneficial owner of 8.68% of the Common Stock.

            (iv) Mr. Pearlman, as the Chief Executive Officer and majority member of LIGLLC, beneficially owns 2,331,327 shares of Common Stock and is the beneficial owner of 8.75% of the Common Stock.

      The Reporting Persons in the aggregate may be deemed to beneficially own an aggregate of 2,331,327 shares of Common Stock, which represents 8.75% of the Common Stock.

      (2) Mr. Pearlman holds stock options issued to him by the Company, which are currently exercisable for 20,000 shares of Common Stock. Upon exercise of the stock options, Mr. Pearlman would have the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the 20,000 shares of Common Stock underlying such options.

      (3) There have been no purchases or sales of the Company's stock by the Reporting Persons within the last sixty days.

      (4) No person other than each respective owner referred to herein of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such Common Stock.

      (5) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      The information contained in Item 4 of this Amendment is incorporated by reference herein.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      December 24, 2008




LIBERATION INVESTMENTS, L.P.
By: Liberation Investment Group LLC, general partner


By:   /s/ Emanuel R. Pearlman
      -------------------------------
      Emanuel R. Pearlman
      Chief Executive Officer



LIBERATION INVESTMENTS LTD.


By:   /s/ Emanuel R. Pearlman
      -------------------------------
      Emanuel R. Pearlman
      Director



LIBERATION INVESTMENT GROUP LLC


By:   /s/ Emanuel R. Pearlman
      -------------------------------
      Emanuel R. Pearlman
      Chief Executive Officer



Emanuel R. Pearlman


/s/ Emanuel R. Pearlman
-------------------------------